UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 4
1		NAME OF REPORTING PERSON Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,897,178 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,897,178 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,897,178 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19% (2)
14		TYPE OF REPORTING PERSON
IN

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on May 4, 2020 (the “Original Schedule 13D”) ,as amended by Amendment No. 1 thereto on August 19, 2020 (the “Amendment No. 1” and collectively with the Original Schedule 13D and this Amendment are referred to as the “Schedule 13D”). Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used an aggregate of approximately $579,000 of his personal funds to acquire the shares of Common Stock which he acquired within the past 60 days.

Item 4.	Purpose of Transaction.

(a)-(j).  The shares of Common Stock beneficially owned by the Reporting Person have been acquired for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person currently believes that the market price of the Common Stock does not reflect the fair value of the Issuer, particularly in light of the Issuer’s recent licensing arrangements with respect to its MicroPine and MicroLine treatments. Accordingly, the Reporting Person may, from time to time, make proposals to the Issuer or take other actions, on his own or with other investors or potential investors, intended to increase the value of the Common Stock. Such transactions could involve matters set forth subparagraphs (b), (d), (e), (h) or (i) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 4,897,178 shares of Common Stock, representing 19.0% of the Issuer’s Common Stock (1)(2). Of such shares beneficially owned, 4,219,748 shares are currently outstanding, and 677,430 shares are issuable upon exercise of the Class B Warrants of the Issuer currently owned by the Reporting Person.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the outstanding Common Stock beneficially owned by him.

(c)       During the past 60 days, the Reporting Person acquired (i) on September 24, 2020, 75,000 shares of Common Stock in market transactions at an average price of $2.99 per share and (ii) on October 12, 2020, 100,000 shares of Common Stock in market transactions at an average price of $3.55 per share.

(d)       Not applicable.

(e)       Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) 4,219,748 shares of Common Stock and (ii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 24,884,251 outstanding shares of Common Stock of the Issuer as of November 10, 2020, and (ii) the 1,363,881 shares of Common Stock issuable upon exercise of the 1,818,508 outstanding Class B Warrants of the Issuer as of September 30, 2020. The number of outstanding securities of the Issuer set forth above, are as reported in, or as derived from, the Issuer’s Form 10-Q for the period ended September 30, 2020.